 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 28, 2018

ESTRE AMBIENTAL, INC.

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
Itaim Bibi
São Paulo
04543-900 - SP
Brazil
+55 11 3709 2300
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 28, 2018, Estre Ambiental, Inc. (the “Company”) announced to the market that it expects to release the Company’s financial results for the six months ended June 30, 2018 before the market opens on Thursday, October 4, 2018 and plans to hold a conference call on the same day at 8:30 a.m. EST providing investors with financial information and addressing inquiries. The Company attaches a copy of the press release for its six-month 2018 earnings release announcement and conference call details to this Form 6-K as an Exhibit hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTRE AMBIENTAL, INC.

Date: September 28, 2018	By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer